EXHIBIT 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022, and 2021

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$21,058	$47,692
Restricted cash	157	159
Trade and other receivables (note 3)	9,171	14,718
Inventories (note 4)	23,814	25,112
Other current assets (note 5)	5,152	4,278
	59,352	91,959
Assets held for sale (note 6)	23,311	—
	82,663	91,959
Other receivables (note 3)	2,640	8,317
Mineral properties, plant and equipment (note 7)	143,990	119,168
Exploration and evaluation assets (note 8)	23,613	27,303
Other assets (note 9)	9,058	17,296
	$261,964	$264,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 10(a))	$57,564	$48,736
Current portion of borrowings (note 11)	41,514	42,614
Reclamation and remediation provisions - current	—	406
	99,078	91,756
Liabilities associated with assets held for sale (note 6)	22,813	—
	121,891	91,756
Other liabilities (note 10(b))	7,346	2,967
Borrowings (note 11)	1,875	6,329
Reclamation and remediation provisions	52,659	70,464
Deferred tax liabilities	2,457	4,536
	186,228	176,052
Shareholders’ equity:
Share capital (note 13)	297,641	291,561
Reserves	10,322	7,444
Deficit	(232,227)	(211,014)
	75,736	87,991
	$261,964	$264,043

The accompanying notes are an integral part of these consolidated financial statements.

Going concern (note 2(b))

Commitments and contingencies (note 19)

Subsequent event (note 13)

Approved by the Board of Directors

“Alan Hair”	“Dana Williams”
Alan Hair, Director	Dana Williams, Director

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2021 and 2020 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Continuing operations

Revenue (note 14)	$30,022	$39,043	$57,194	$79,566

Cost of sales
Production costs (note 15)	25,453	34,923	51,722	57,711
Amortization and depletion	4,487	6,776	8,413	14,621
	29,940	41,699	60,135	72,332

Mine operating earnings (loss)	82	(2,656)	(2,941)	7,234

General and administrative expenses (note 16)	3,496	3,540	6,463	7,842

Exploration and evaluation expenses (note 17)	1,799	1,847	3,609	3,600

Operating earnings (loss)	(5,213)	(8,043)	(13,013)	(4,208)

Finance and other income (expense)
Finance income	87	35	133	84
Finance expense	(1,350)	(529)	(2,140)	(1,397)
Other income (expense) (note 18)	(5,559)	(299)	(1,942)	(2,762)
	(6,822)	(793)	(3,949)	(4,075)

Loss before income taxes	(12,035)	(8,836)	(16,962)	(8,283)

Income tax expense (recovery)	17	(129)	17	221
Net loss from continuing operations	(12,052)	(8,707)	(16,979)	(8,504)

Loss from discontinued operations, net of tax	(276)	(1,350)	(4,234)	(1,884)

Net loss for the period	$(12,328)	$(10,057)	$(21,213)	$(10,388)

Loss per share - basic & diluted (note 13(d))	$(0.26)	$(0.28)	$(0.46)	$(0.29)
Loss per share continuing operations - basic & diluted (note 13(d))	$(0.26)	$(0.24)	$(0.37)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2022, and 2021

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Net loss for the period	$(12,328)	$(10,057)	$(21,213)	$(10,388)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(10,175)	11,858	2,722	4,283
Change in fair value of financial assets designated as fair value through OCI	(122)	1	(140)	1
	(10,297)	11,859	2,582	4,284

Total comprehensive income (loss) for the period	$(22,625)	$1,802	$(18,631)	$(6,104)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2022, and 2021

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance, January 1, 2021	35,503	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Restricted and deferred share units settled	84	591	(591)	—	—	(591)	—	—
Share options exercised	65	456	(132)	—	—	(132)	—	324
Share-based compensation	—	—	1,231	—	—	1,231	—	1,231
Comprehensive income (loss)	—	—	—	4,283	1	4,284	(10,388)	(6,104)
Balance, June 30, 2021	35,652	$269,919	$22,323	$(5,746)	$(181)	$16,396	$(179,161)	$107,154

Balance, January 1, 2022	44,566	$291,561	$22,702	$(14,830)	$(428)	$7,444	$(211,014)	$87,991
Shares issued for financings, net of issuance costs (note 13(e))	2,486	5,694	—	—	—	—	—	5,694
Restricted and deferred share units settled	85	386	(386)	—	—	(386)	—	—
Share-based compensation	—	—	682	—	—	682	—	682
Comprehensive income (loss)	—	—	—	2,722	(140)	2,582	(21,213)	(18,631)
Balance, June 30, 2022	47,137	$297,641	$22,998	$(12,108)	$(568)	$10,322	$(232,227)	$75,736

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2022, and 2021

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss for the period	$(12,328)	$(10,057)	$(21,213)	$(10,388)
Items not involving cash:
Amortization and depletion	5,629	7,885	11,431	16,792
Reversal of prior impairment provision, net of depreciation and amortization	(513)	—	(513)	—
Unrealized foreign exchange gain	(2,702)	(257)	(5,706)	(442)
Income tax expense (recovery)	(2,156)	(129)	(2,156)	221
Share-based compensation	539	642	682	1,231
Other items (note 20(a))	4,080	1,267	5,938	3,259
Interest received	68	70	133	137
Interest paid	(869)	(319)	(1,256)	(771)
Settlement of derivative instruments	—	—	—	(3,546)
Income taxes paid	(66)	(34)	(167)	(135)
	(8,318)	(932)	(12,827)	6,358
Net change in operating assets and liabilities:
Trade and other receivables	9,588	719	8,225	2,406
Inventories	(1,679)	7,040	(700)	4,349
Other current assets	(1,101)	303	(3,391)	(2,160)
Trade payables and accrued liabilities	9,788	(625)	8,352	(2,119)
Net cash provided by (used in) operating activities	8,278	6,505	(341)	8,834

Cash flows from investing activities:
Settlement of reimbursement rights (note 9(a))	13,000	—	13,000	—
Cash restricted for Coricancha environmental bond	(4,550)	(398)	(4,550)	(400)
Additions to mineral properties, plant and equipment	(22,064)	(14,488)	(33,572)	(27,478)
Net cash used in investing activities	(13,614)	(14,886)	(25,122)	(27,878)

Cash flows from financing activities:
Proceeds from issuance of common shares (note 13(e))	3,140	—	5,894	—
Share issuance costs	(106)	—	(200)	—
Payment of lease liabilities	(2,710)	(1,513)	(4,256)	(2,969)
Proceeds from borrowings	8,256	6,900	14,576	9,550
Repayment of borrowings	(13,929)	(8,275)	(16,856)	(16,717)
Proceeds from exercise of share options	—	319	—	324
Net cash provided by (used in) financing activities	(5,349)	(2,569)	(842)	(9,812)

Effect of foreign currency translation on cash and cash equivalents	(1,127)	715	175	689

Decrease in cash and cash equivalents	(11,812)	(10,235)	(26,130)	(28,167)
Cash and cash equivalents, beginning of period	33,374	45,464	47,692	63,396
Less cash and cash equivalents classified as asset held for sale	(504)	—	(504)	—
Cash and cash equivalents, end of period	$21,058	$35,229	$21,058	$35,229

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 20)

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022). On June 29, 2022, Great Panther entered into a Share Purchase Agreement (the "Agreement") with Guanajuato Silver Company Ltd. ("GSilver") to sell 100% of the Company's Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. ("MMR"), which holds the GMC, Topia, and the El Horcón and Santa Rosa projects, all located in Mexico. The transaction is expected to close within 2022 and accordingly, MMR and its operations have been classified as assets held for sale at June 30, 2022 in accordance with IFRS 5, Assets Held for Sale, on the consolidated statement of financial position and the results of operations have been classified as discontinued operations on the consolidated statements of comprehensive income (loss) for all periods presented.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company is evaluating its options with respect to the Coricancha mine.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

2.	BASIS OF PREPARATION AND GOING CONCERN
(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements, with the exception of the classification of MMR and its operations as assets held for sale in accordance with IFRS 5 as detailed in note 6. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on August 3, 2022.

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

(b)	Accounting policies

During the period ended June 30, 2022, the Company has applied the following accounting policy which was not applied in the annual consolidated financial statements for the year ended December 31, 2021:

(i)	Assets held for sale and discontinued operations

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. For the sale to be highly probable, management must be committed to, and have a plan to sell the assets, the assets must be available for immediate sale in their present condition and the sale must be expected to qualify for recognition as a completed sale within one year from the date of classification.

Such assets, or disposal groups, are measured at the lower or their original carrying amount and fair value less costs to sell. Impairment losses or impairment reversals on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings or loss. Impairment losses previously recognized, net of amortization that would have been recorded had no impairment loss been recognized in prior periods, are reversed to the extent that the reversal does not cause the net asset position to exceed the estimated fair value of the assets less costs to sell. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

The results of operations for discontinued operations are restated for the comparative periods to reclassify the earnings (loss) related to the discontinued operation as earnings (loss) from discontinued operations. The non-current assets and non-current liabilities are reclassified on the statement of financial position for those periods meeting the criteria for assets held for sale and are included within current assets and current liabilities.

(c)	Going concern basis of accounting

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations as they become due. As of June 30, 2022, the Company has a net working capital deficit of $39.2 million, including $41.5 million of current borrowings. Included in current borrowings are $25.2 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future.

The Company has determined that it will require further financing and will consider additional equity financing, including through use of the At-the-Market Facility (“ATM Facility”) and debt financing, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions and meet scheduled debt repayment obligations.

Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

The Company has determined that the factors above indicate the existence of material uncertainty over the Company’s ability to meet its obligations in the next 12 months, which creates substantial doubt about the Company’s ability to continue as a going concern.

If for any reason the Company is unable to continue as a going concern, this could have a material impact on the Company’s ability to realize assets at their recognized values, in particular mineral properties, plant and equipment, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

8

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

3.	TRADE AND OTHER RECEIVABLES

	June 30, 2022	December 31, 2021
Current
Trade receivables	$—	$2,061
Value-added tax receivable	191	3,217
PIS / COFINS - Brazil (a)	8,301	8,171
Judicial deposits - Brazil	57	281
Other	622	988
	9,171	14,718
Non-Current
PIS / COFINS - Brazil (a)	—	5,613
Income taxes recoverable - Brazil	2,640	2,704
	$2,640	$8,317

(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes, and the current legislation allows for input tax credits by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables. PIS/COFINS credits can be applied to reduce certain federal tax liabilities and are also recoverable in cash under certain circumstances.

During the three months ended June 30, 2022, the Company successfully collected PIS/COFINS in the amount of $7.4 million.

4.	INVENTORIES

	June 30, 2022	December 31, 2021
Concentrate	$—	$707
Ore stockpiles	900	1,510
Materials and supplies	19,297	19,276
Gold in circuit	1,506	1,282
Gold doré	2,111	2,337
	$23,814	$25,112

During the three and six months ended June 30, 2022, the inventory recognized as cost of sales was $30.8 million and $60.2 million (2021 - $40.5 million and $69.9 million), which includes production costs and amortization and depletion directly attributable to the inventory production process.

9

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

5.	OTHER CURRENT ASSETS

	June 30, 2022	December 31, 2021
Prepaid expenses and deposits	$4,940	$2,017
Reimbursement rights (note 9(a))	—	1,918
Other current assets	212	343
	$5,152	$4,278

6.	ASSETS HELD FOR SALE

On June 29, 2022, the Company signed a definitive agreement to sell 100% of the Company’s Mexican subsidiary MMR, which holds the GMC, the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico, toGSilver.

Per the terms of the Agreement, GSilver agreed to pay $14.7 million for the MMR assets

•	$8.0 million cash payable on closing
•	A total of 25,787,200 common shares of GSilver valued at approximately $6.7 million based on the June 29, 2022 share price of GSilver’s common shares

GSilver has also agreed to pay the Company up to an additional $2.0 million in contingent payments based on the following events:

•	$0.5 million upon producing 2.5 million ounces of silver from the GMC and Topia;
•	$0.75 million upon the price of silver closing at or above $27.50 per ounce over a 30-day period in the two years following the Agreement; and
•	$0.75 million upon the price of silver closing at or above $30.00 per ounce over a 30-day period in the two years following the Agreement.

Impairment losses of $12.5 million net of depreciation and amortization of $12.0 million, were reversed resulting in a $0.5 million gain on reversal of impairment.

10

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

Loss from discontinued operations

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenue	$4,174	$13,054	$10,433	$25,101
Expenses	7,136	14,404	17,353	26,985
Income (loss) before income tax expense	(2,962)	(1,350)	(6,920)	(1,884)

Income tax expense (recovery)	(2,173)	—	(2,173)	—
Income (loss) from operations, net of income tax	(789)	(1,350)	(4,747)	(1,884)
Gain on reversal of previously recorded impairment provision	513	—	513	—
Loss from discontinued operations, net of tax	$(276)	$(1,350)	$(4,234)	$(1,884)

Net assets held for sale	June 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$504
Trade and other receivables	3,687
Inventories	3,936
Other current assets	449
8,576
Mineral properties, plant and equipment	12,623
Exploration and evaluation assets	2,112
$23,311

LIABILITIES
Current liabilities:
Trade payables and accrued liabilities	$3,532
Current portion of borrowings	3,750
Reclamation and remediation provisions - current	141
7,423
Other liabilities	397
Reclamation and remediation provisions	14,993
22,813
Net assets held for sale	$498

11

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

Cash flows from discontinued operations

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flow from operations	$1,389	$2,231	$672	$4,001
Cash flows from investing activities	$(1,270)	$(1,280)	$(2,173)	$(1,818)
Cash flows from financing activities	$(1,440)	$(176)	$(1,612)	$(295)
7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2022	$118,455	$31,540	$78,736	$25,945	$5,599	$20,557	$280,832
Additions	25,422	—	2,995	5,067	91	11,416	44,991
Change in remediation provision	(3,544)	—	839	—	—	—	(2,705)
Assets reclassified to assets held for sale	(39,871)	—	(43,157)	(2,723)	(3,815)	(1,934)	(91,500)
Foreign exchange translation difference	4,623	2,062	2,217	1,246	40	1,677	11,865
Balance, June 30, 2022	$105,085	$33,602	$41,630	$29,535	$1,915	$31,716	$243,483

Accumulated depreciation
Balance, January 1, 2022	$69,399	$—	$60,337	$11,478	$5,110	$15,340	$161,664
Amortization and depletion	4,783	—	1,499	653	102	5,070	12,107
Assets reclassified to assets held for sale	(37,241)	—	(35,667)	(1,838)	(3,683)	(961)	(79,390)
Foreign exchange translation difference	2,113	—	1,604	612	32	751	5,112
Balance, June 30, 2022	$39,054	$—	$27,773	$10,905	$1,561	$20,200	$99,493

Carrying value, June 30, 2022	$66,031	$33,602	$13,857	$18,630	$354	$11,516	$143,990

12

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

(a)	Leases
(i)	Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office & communication	Land easements	Total
Balance, January 1, 2022	$2,657	$1,059	$162	$248	$1,091	$5,217
Additions	11,392	—	—	—	25	11,417
Amortization and depletion	(3,989)	(723)	(130)	(116)	(113)	(5,071)
Assets reclassified to assets held for sale	(855)	(5)	—	—	(113)	(973)
Foreign exchange translation difference	728	71	133	(6)	—	926
Balance, June 30, 2022	$9,933	$402	$165	$126	$890	$11,516

(ii)	Lease liabilities

	June 30, 2022	December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	$8,142	$5,538
One to five years	7,109	2,810
More than five years	79	151
Total undiscounted lease liabilities	15,330	8,499
Lease liabilities in the Consolidated Statement of Financial Position	13,447	8,157
Current (note 10(a))	6,292	5,381
Non-current (note 10(b))	$7,155	$2,776

Effective January 1, 2022, the Company entered into a mining services contract with Transports e Construcoes S.A. (“MINAX”) with a three-year term that contains both lease and non-lease components under IFRS 16. The present value of the payments related to the lease component of $10.9 million was recognized at the commencement date of the contract.

(iii)	Amount recognized in the Consolidated Statements of Comprehensive Income
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest on lease liabilities	$1,160	$250	$1,377	$465
Variable lease payments not included in the measurement of lease liabilities	$28,070	$11,518	$39,683	$24,603
Expenses relating to short-term leases	$2,053	$5,187	$3,936	$11,708

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets.

13

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

8.	exploration and evaluation assets
	Santa Rosa Property	El Horcón Property	Coricancha	Tucano	Total
Balance, January 1, 2022	$988	$1,124	$24,980	$211	$27,303
Change in reclamation and remediation provision	—	—	(1,591)	—	(1,591)
Assets reclassified to assets held for sale	(988)	(1,124)	—	—	(2,112)
Foreign exchange translation difference	—	—	—	13	13
Balance, June 30, 2022	$—	$—	$23,389	$224	$23,613

9.	OTHER ASSETS

	June 30, 2022	December 31, 2021
Reimbursement rights (a)	$—	$12,792
Restricted cash (b)	9,058	4,504
	$9,058	$17,296

(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for the movement and reclamation of certain legacy tailings facilities and certain fines or sanctions resulting from activities or ownership of Coricancha prior to June 30, 2017. At December 31, 2021, the Company had recognized $1.9 million in other current assets and $12.8 million in other assets based on the Company’s estimate of the expected costs and timing of the related expenditures and reimbursement from Nyrstar.

On June 16, 2022 the Company entered into a settlement agreement (the “Settlement Deed”) with Nyrstar to settle the amounts related to the reimbursement rights, cancellation of the original Share Purchase Agreement between Nyrstar and the Company including an earn-out clause entitling Nyrstar to certain future cash flows from Coricancha. The settlement monetizes the Nyrstar indemnity while providing the Company with flexibility with respect to the future of the mine. Nyrstar and GPR’s rights and obligations under these agreements will fall away and the Settlement Deed will be the only remaining agreement between the parties. The Settlement Deed includes certain indemnities from the Company against any future liabilities with respect to Coricancha. On June 16, 2022, Nyrstar paid $13.0 million to the Company resulting in a loss of $1.8 million recorded in other income (expense) for the three months ended June 30, 2022.

(b)	Restricted cash

The Company is required to maintain mine closure surety bonds with respect to Coricancha. The total amount of the closure bond required as at June 30, 2022 was $10.9 million, of which Nyrstar was required to provide collateral for $6.5 million until June 30, 2022, except in a circumstance where the Company elected to permanently close the mine.

Pursuant to the terms of the Settlement Deed, Nyrstar was released from its obligation to fund closure bonds for Coricancha and the Company put in place the remaining $6.5 million closure bond. As at June 30, 2022 the Company has acquired surety bonds totaling $10.9 million issued by an insurance company by providing cash collateral of $9.0 million (December 31, 2021 - $4.4 million).

14

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

10.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES
(a)	Trade payables and accrued liabilities

	June 30, 2022	December 31, 2021
Trade payables	$25,506	$17,137
Accrued liabilities	20,720	20,722
Taxes payable	3,250	3,250
Lease liabilities	6,292	5,381
Other payables	1,796	2,246
	$57,564	$48,736

(b)	Other liabilities

	June 30, 2022	December 31, 2021
Lease liabilities	$7,155	$2,776
Accrued liabilities	191	191
	$7,346	$2,967

11.	BORROWINGS

	Unsecured bank facilities	Bradesco	Samsung	Asahi	Total
Balance, January 1, 2022	$22,848	$1,239	$4,971	$19,885	$48,943
Borrowings	12,076	2,500	—	—	14,576
Interest accrued	641	155	260	594	1,650
Principal repayments	(10,050)	(556)	(1,250)	(5,000)	(16,856)
Interest payments	(308)	(110)	(231)	(525)	(1,174)
Borrowings reclassified to liabilities associated with assets held for sale (note 6)	—	—	(3,750)	—	(3,750)
Balance, June 30, 2022	$25,207	$3,228	$—	$14,954	$43,389
Current	$25,207	$1,353	$—	$14,954	$41,514
Non-current	$—	$1,875	$—	$—	$1,875

(a)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $25.2 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.31% per annum and are repayable through March 2023.

15

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

(b)	Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal bears interest at 3.7% per annum, and the cash collateral earns interest at rates from 1.55% to 2.40% per annum. At June 30, 2022, the principal balance outstanding is $3.3 million (December 31, 2021 - $5.6 million) and cash collateral of $2.5 million (December 31, 2021 - $4.2 million) has been netted against the outstanding principal balance.

On February 16, 2022, the Company received a USD denominated loan from Bradesco in the amount of $5.0 million, with net loan proceeds of $2.5 million as $2.5 million is required to be retained as cash collateral. The loan matures on January 31, 2025 and is required to be repaid in eight quarterly repayments of $0.6 million commencing May 12, 2023. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing May 12, 2023. The loan principal bears interest at 4.09% per annum, and the cash collateral earns interest at rates of 2.00% per annum. At June 30, 2022, the principal balance outstanding is $5.0 million (December 31, 2021 - nil) and cash collateral of $2.5 million (December 31, 2021 - nil) has been netted against the outstanding principal balance.

(c)	Asahi

On September 21, 2021, the Company entered into a $20 million gold doré prepayment agreement with Asahi (the “Asahi Advance”). The Asahi Advance is repayable in twelve equal monthly instalments of $1.7 million commencing in April 2022. The Advance bears interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. Asahi is provided exclusivity on refining and will purchase 100% of Tucano gold production during the term of the agreement. Tucano will sell the equivalent volume of gold equal to the $1.7 million principal repayment at a 0.5% discount to the spot price at the time of sale and the remainder of the production will be sold at spot prices.

12.	FINANCIAL INSTRUMENTS

At June 30, 2022, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

16

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

13.	SHARE CAPITAL

On July 21, 2022, the Company announced that the Company's common shares were consolidated at a ratio of 10 pre-consolidation common shares to one post-consolidation common share. The Common Shares began trading on a post-Consolidation basis on the Toronto Stock Exchange and NYSE American on July 25, 2022. All outstanding incentive stock options granted pursuant to the Company's Omnibus Incentive Plan will be adjusted in accordance with their terms to increase their exercise price by a factor of 10 and to reduce the number of Common Shares issued upon exercise by dividing by 10. Appropriate adjustments to reflect the consolidation will also be made to outstanding deferred share units, restricted share units and performance share units granted pursuant to the Omnibus Incentive Plan. Note 13 has been presented on a pre consolidation basis, excluding 13 (d) Earnings (loss) per share, as the consolidation occurred after period end.

(a)	Share options
	Six months ended June 30,
	2022		2021
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding, January 1	6,854	C$ 0.87	9,709	C$ 1.00
Granted	10,577	0.29	2,341	1.04
Forfeited/Expired	(2,630)	0.80	(2,466)	1.42
Exercised	—	—	(651)	0.61
Outstanding, June 30	14,801	C$ 0.45	8,933	C$ 0.92
Exercisable, June 30	3,575	C$ 0.78	3,974	C$ 1.07

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.23 to $0.53	10,010	4.68	484	C$ 0.28
C$0.54 to $0.62	2,252	2.18	1,449	0.54
C$0.63 to $1.10	2,084	2.89	1,187	1.00
C$1.11 to $1.60	455	0.98	455	1.49
	14,801	4.14	3,575	C$ 0.78

During the three and six months ended June 30, 2022, the Company recorded share-based compensation expense relating to share options of $0.2 million and $0.2 million, respectively (three and six months ended June 30, 2021 - $0.1 million and $0.3 million, respectively).

The weighted average fair value of options granted during the six months ended June 30, 2022, was C$0.11 (six months ended June 30, 2021 - C$0.49). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	2.96%	0.54%
Expected life (years)	2.50	3.14
Annualized volatility	76%	71%
Forfeiture rate	24%	20%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the TSX. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

17

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at June 30, 2022 and 2021:

	Six months ended June 30,
	2022		2021
	Number of units	Weighted average grant date fair value ($/unit)	Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,477,475	C$ 0.82	1,911,434	C$ 0.70
Granted	2,995,645	0.28	776,270	1.04
Settled	(349,288)	0.29	(550,242)	0.76
Cancelled	(512,306)	0.28	(403,186)	0.72
Outstanding at June 30	3,611,526	C$ 0.28	1,734,276	C$ 0.83

The following table summarizes information about the PSUs outstanding at June 30, 2022 and 2021:

	Six months ended June 30,
	2022		2021
	Number of units	Weighted average grant date fair value ($/unit)	Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,827,054	C$ 0.82	1,904,500	C$ 0.70
Granted	2,362,652	0.28	780,968	1.04
Cancelled	(801,396)	0.75	(472,619)	0.68
Outstanding at June 30	3,388,310	C$ 0.46	2,212,849	C$ 0.82

The following table summarizes information about the DSUs outstanding at June 30, 2022, and 2021:

	Six months ended June 30,
	2022		2021
	Number of units	Weighted average grant date fair value ($/unit)	Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	2,777,243	C$ 0.76	2,420,189	C$ 0.78
Granted	2,635,199	0.23	781,354	0.91
Settled	(498,080)	0.28	(288,500)	1.11
Outstanding at June 30	4,914,362	C$ 0.52	2,913,043	C$ 0.78

During the three and six months ended June 30, 2022, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $0.4 million and $0.5 million, respectively (three and six months ended June 30, 2021 - $0.5 million and $0.9 million, respectively).

18

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

(c)	Share purchase warrants

As at June 30, 2022, the Company has no issued and outstanding share purchase warrants. The Company had issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants expired on May 17, 2022, and 3,428,032 share purchase warrants expired on June 27, 2022.

(d)	Earnings (loss) per share
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss attributable to equity owners	$(12,328)	$(10,057)	$(21,213)	$(10,388)
Weighted average number of shares (000's)	46,910	35,572	45,898	35,539
Loss per share ‒ basic and diluted	$(0.26)	$(0.28)	$(0.46)	$(0.29)

Loss attributable to equity owners - continuing operations	$(12,052)	$(8,707)	$(16,979)	$(8,504)
Weighted average number of shares (000's)	46,910	35,572	45,898	35,539
Loss per share attributable to equity owners - continuing operations	$(0.26)	$(0.24)	$(0.37)	$(0.24)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(e)	Financings

On October 15, 2021, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”), pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). During the six months ended June 30, 2022, the Company issued 24,867,951 common shares under the ATM Facility and received net proceeds of $5.7 million.

19

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

14.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	Three months ended June 30,
	2022		2021
	Revenue from continued operations (Brazil)	Revenue from discontinued operations (Mexico) (Note 6)	Revenue from continued operations (Brazil)	Revenue from discontinued operations (Mexico) (Note 6)
Gold	$29,987	$604	$38,951	$3,386
Silver	45	2,847	103	8,563
Lead	—	627	—	763
Zinc	—	976	—	1,004
Smelting and refining charges	(10)	(337)	(11)	(953)
Revenue from contracts with customers	$30,022	$4,717	$39,043	$12,763
Changes in fair value from provisional pricing	—	(543)	—	291
Total revenue	$30,022	$4,174	$39,043	$13,054

	Six months ended June 30,
	2022		2021
	Revenue from continued operations (Brazil)	Revenue from discontinued operations (Mexico) (Note 6)	Revenue from continued operations (Brazil)	Revenue from discontinued operations (Mexico) (Note 6)
Gold	$57,115	$1,036	$79,407	$6,656
Silver	96	6,612	183	16,653
Lead	—	1,440	—	1,618
Zinc	—	2,722	—	2,249
Smelting and refining charges	(17)	(1,170)	(24)	(2,177)
Revenue from contracts with customers	$57,194	$10,640	$79,566	$24,999
Changes in fair value from provisional pricing	—	(207)	—	102
Total revenue	$57,194	$10,433	$79,566	$25,101

20

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

15.	PRODUCTION COSTS
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Raw materials and consumables	$13,434	$11,777	$26,257	$21,166
Salaries and employee benefits	3,579	2,675	6,461	5,327
Contractors	6,918	10,627	15,246	20,349
Repairs and maintenance	351	309	576	467
Site administration	321	688	809	1,049
Royalties	882	1,065	1,614	2,184
Share-based compensation	105	134	171	233
	25,590	27,275	51,134	50,775
Change in inventories	(137)	7,648	588	6,936
Total production costs	$25,453	$34,923	$51,722	$57,711

16.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and employee benefits	$1,187	$1,176	$2,071	$3,085
Professional fees	347	284	759	549
Office and other expenses	1,369	1,486	2,849	3,052
Amortization	147	132	296	242
Share-based compensation	446	462	488	914
Total general and administrative expenses	$3,496	$3,540	$6,463	$7,842

17.	EXPLORATION AND EVALUATION EXPENSES
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and employee benefits	$378	$573	$823	$1,120
Raw materials and consumables	368	432	799	685
Contract services	314	537	828	1,013
Office and other expenses	750	259	1,135	698
Share-based compensation	(11)	46	24	84
Total exploration and evaluation expenses	$1,799	$1,847	$3,609	$3,600

21

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

18.	OTHER EXPENSE (INCOME)
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Accretion expense	$1,109	$541	$1,829	$993
Loss on derivative instruments	—	—	—	572
Foreign exchange loss (gain)	3,700	(1,034)	(1,084)	123
Loss on settlement of Nyrstar reimbursement rights (note 9)	1,841	—	1,841	—
Other expense (income)	(1,091)	792	(644)	1,074
	$5,559	$299	$1,942	$2,762

19.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As at June 30, 2022, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1	$1	$—	$—	$—
Equipment purchases	207	207	—	—	—
Total commitments	$208	$208	$—	$—	$—

(b)	Contingencies
(i)	Coricancha Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) has received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the leasing company, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

(ii)	Tucano
a)	Various claims related to Brazil indirect taxes and labour matters

The Company has various litigation claims from a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

As of June 30, 2022, the items for which a loss was probable, inclusive of any related interest, amounted to approximately $1.7 million, for which a provision was recognized (as of December 31, 2021 - $1.4 million).

22

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

In connection with the above proceedings, a total of $0.4 million (December 31, 2021 - $0.3 million) of escrow cash deposits were made as of June 30, 2022. Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

b)	Environmental fines and penalties and judicial claims

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As at June 30, 2022, the total amount of claims was $15.4 million and the Company has accrued $3.9 million, representing the estimated settlement amount for claims where material future cash outflows are probable. A summary of the most significant claims is as follows:

i.	Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.3 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at June 30, 2022, the updated value with interest and inflation is approximately $3.8 million (BRL 20.5 million). The Company is in the process of appealing. Based on legal advice received, the Company has accrued the best estimate of the cost to settle the claim.

ii.	Archaeological sites damage

In 2020, a settlement agreement was reached related to certain archaeological civil actions. Tucano agreed to provide BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures in the local community. The settlement amount has been paid as at December 31, 2021.

In related proceedings, not covered by the settlement agreement, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of costs to settle the claim.

iii.	Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

23

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

iv.	December 2021 SEMA Notices of Infraction

On December 30, 2021, the Company announced that it intended to file a defense to three Notices of Infraction (the “Notices”) that were delivered by the Amapá State Environmental Agency (“SEMA”) to Tucano on December 21, 2021. The Notices were issued in connection with SEMA’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Tucano mine site. The Notices impose aggregate fines of BRL 50 million (approximately $9.5 million at June 30, 2022).

The Company has filed its defense with a position that there is no causal link between the incident and the Tucano mine and has applied for the cancellation of the infraction notices issued by SEMA.

20.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Other items
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Accretion	$756	$803	$1,829	$1,427
Finance expense	1,501	529	2,401	1,397
Finance income	(67)	(69)	(133)	(137)
Change in reclamation and remediation provision	49	4	—	—
Loss on derivative instruments	—	—	—	572
Loss on settlement of Nyrstar reimbursement rights (note 9)	1,841	—	1,841	—
	$4,080	$1,267	$5,938	$3,259

(b)	Non-cash investing and financing activities
	Three months ended March 31,		Six months ended June 30,
	2022	2021	2022	2021
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$606	$(587)	$(4,296)	$(265)
Change in lease liability related to right-of-use assets	136	459	11,416	2,747

24

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

21.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of one operating segment, which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. The Corporate segment provides financial, human resources and technical support to the other segments. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Plomo.

	Operations
	Tucano	Coricancha	Exploration	Corporate	Assets held for sale	Total
Three months ended June 30, 2022
External revenue	$—	$—	$—	$30,022	$—	$30,022
Intersegment revenue	29,903	—	—	(29,903)	—	—
Amortization and depletion	4,340	78	—	69	—	4,487
Exploration and evaluation expenses	10	1,809	(9)	(11)	—	1,799
Finance income	65	—	—	22	—	87
Finance expense	1,006	4	—	340	—	1,350
Income (loss) before income taxes	(3,591)	(4,068)	44	(4,420)	—	(12,035)
Income tax expense (recovery)	—	—	—	17	—	17
Loss from continuing operations	(3,591)	(4,068)	44	(4,437)	—	(12,052)
Loss from discontinued operations, net of tax	—	—	—	—	(276)	(276)
Net income (loss)	(3,591)	(4,068)	44	(4,437)	(276)	(12,328)
Six months ended June 30, 2022
External revenue	$—	$—	$—	$57,194	$—	$57,194
Intersegment revenue	55,246	—	—	(55,246)	—	—
Amortization and depletion	8,117	157	—	139	—	8,413
Exploration and evaluation expenses	29	3,391	33	156	—	3,609
Finance income	95	—	—	38	—	133
Finance expense	1,413	90	—	637	—	2,140
Income (loss) before income taxes	(5,381)	(5,889)	(51)	(5,641)	—	(16,962)
Income tax expense	—	—	—	17	—	17
Loss from continuing operations	(5,381)	(5,889)	(51)	(5,658)	—	(16,979)
Loss from discontinued operations, net of tax	—	—	—	—	(4,234)	(4,234)
Net income (loss)	(5,381)	(5,889)	(51)	(5,658)	(4,234)	(21,213)

As at June 30, 2022
Total assets	$184,139	$36,544	$41	$17,929	$23,311	$261,964
Total liabilities	$101,798	$45,043	$1	$16,573	$22,813	$186,228

25

GREAT PANTHER MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and six months ended June 30, 2022, and 2021 (Unaudited)

	Operations
	Tucano	Coricancha	Exploration	Corporate	Assets held for sale	Total
Three months ended June 30, 2021
External revenue	$—	$—	$—	$39,043	$—	$39,043
Intersegment revenue	37,145	—	—	(37,145)	—	—
Amortization and depletion	6,776	63	—	69	—	6,908
Exploration and evaluation expenses	34	1,533	63	217	—	1,847
Finance income	33	—	—	2	—	35
Finance expense	342	94	—	93	—	529
Loss before income taxes	(5,422)	(1,815)	(133)	(1,466)	—	(8,836)
Income tax expense (recovery)	(129)	—	—	—	—	(129)
Loss from continuing operations	(5,293)	(1,815)	(133)	(1,466)	—	(8,707)
Loss from discontinued operations, net of tax	—	—	—	—	(1,350)	(1,350)
Net income (loss)	(5,293)	(1,815)	(133)	(1,466)	(1,350)	(10,057)
Six months ended June 30, 2021
External revenue	$—	$—	$—	$79,566	$—	$79,566
Intersegment revenue	77,252	—	—	(77,252)	—	—
Amortization and depletion	14,621	106	—	136	—	14,863
Exploration and evaluation expenses	134	2,892	122	452	—	3,600
Finance income	72	3	—	9	—	84
Finance expense	983	186	—	228	—	1,397
Income (loss) before income taxes	1,715	(3,619)	(173)	(6,206)	—	(8,283)
Income tax expense	6	—	—	215	—	221
Income (loss) from continuing operations	1,709	(3,619)	(173)	(6,421)	—	(8,504)
Loss from discontinued operations, net of tax	—	—	—	—	(1,884)	(1,884)
Net income (loss)	1,709	(3,619)	(173)	(6,421)	(1,884)	(10,388)

As at June 30, 2021
Total assets	$169,193	$45,411	$2,146	$19,301	$31,288	$267,339
Total liabilities	$83,240	$44,115	$542	$11,533	$20,755	$160,185

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